UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month September 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Inside Information dated September 17, 2021	4

2.	Grifols Biotest AG Investment	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  September 17, 2021

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com   Pursuant to the provisions of article 226 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following INSIDE INFORMATION Grifols, as a continuation of the Inside Information sent this morning, informs that today, at 11 am CET, there will be a virtual meeting with investors and analysts where the attached presentation will be commented. The virtual meeting can be followed through the following links. https://streamstudio.world-television.com/1100-1766-30452/en In Barcelona, on 17 September 2021 Nuria Martín Barnés Secretary to the Board of Directors

Grifols Biotest AG Investment

- 2 - Biotest AG Investment This presentation and our discussions during this conference call does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Royal Legislative Decree 4/2015, of 23 October, as amended and restated from time to time), Royal Decree 1310/2005, of November 4, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. FORWARD-LOOKING STATEMENTS This presentation contains forward-looking information and statements about GRIFOLS based on current assumptions and forecast made by GRIFOLS management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although GRIFOLS believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of GRIFOLS. NON-GAAP FINANCIAL MEASURES This presentation refers to certain non-GAAP financial measures. The presentation of these financial measures is not intended to be considered in isolation, or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. In addition, these measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparative purposes. We compensate for these limitations by providing specific information regarding GAAP amounts excluded from these non-GAAP financial measures. Disclaimer

- 3 - Biotest AG Investment Our Focus in Bioscience: Plasma as an Essential Asset Bioscience Global pioneer in the production of essential plasma-derived therapies Diagnostic A leader in transfusion medicine, from donation to transfusion Hospital Advances in pharmacy specialty products for hospital use Bio Supplies Provider of biological products for non-therapeutic use 78% of revenues 15% of revenues 3% of revenues 4% of revenues 4 Divisions Note: % of revenues corresponds to HY 2021

- 4 - Biotest AG Investment Successful Track Record to Support Growth IBBI (+51%) Haema Biotest US 24 plasma centers Medkeeper (51%) Hologic NAT Screening Access Biologicals (49%) & GigaGen (44%) Kiro (+40%) & Kedplasma IBBI (49%) Progenika (+30%) Alkahest (45%) Taiwan & Indonesia Novartis Diagnostic Hong Kong Progenika (60%) Kiro (50%) Dubai Talecris Canada China, Colombia, Scandinavia Switzerland, Australia PlasmaCare y Baxter centers Alpha Assets (Entrance in the U.S.) Seracare Italy UK GE Portugal LATAM Eastern Europe BCN plant obtains FDA approval Araclon (51%) Medkeeper (+49%) Green Cross Alkahest (+55%) SRAAS BPL Kedrion GigaGen (+56%) Investment €m in revenues 5,000 4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0 500 1.000 1.500 2.000 2.500 3.000 3.500 4.000 4.500 5.000 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 IBEX 35 Stock market entry

More Than Ever, Plasma Is the Core Pillar of Grifols

Grifols' response to limited plasma availability:

- ✓ **Organic** and **inorganic expansion** while **diversifying** plasma sourcing
- ✓ Planning to open **~20 centers/year** over the next 3-4 years
- ✓ Recent acquisitions and plasma supply agreements to strengthen existing network: **+50 centers** and **1.7ML/year capacity**
- ✓ Targeting **520 plasma centers** by 2026
- ✓ **Diversifying plasma sourcing** through U.S., Europe and Egypt
- ✓ Supporting countries to **reach self-sufficiency** (China, Canada and Egypt)
- ✓ **Improving plasma economics** and **increasing revenue per liter** bringing innovative plasma proteins to **drive revenue growth** and **margin expansion**

Bioscience


78%
of revenues[1]

Plasma centers


x1.5
350+
520
Today
2026

Fractionation capacity (mL)


x1.6
18
28
Today
2026

[1] As of HY 2021

Biotest AG Investment

- 5 -

GRIFOLS

- 6 - Biotest AG Investment Fibrin Sealant AT-III Alpha 1 AT IgG FVIII Albumin Revenue Per Liter 0% 100% % of plasma utilization Plasma Economics and Revenue per Liter Boosted by Innovation and Commercial Efforts Plasma cost R&D and commercial expansion • Current portfolio focused on three key proteins: IgG, Albumin and Alpha-1 • Recent innovation efforts led to three successful product launches: Xembify®, Tavlesse® and VistasealTM • Leading commercial efforts to increase Alpha-1 diagnosis and accelerate its growth in the U.S. and Europe • R&D efforts focused on developing new indications for existing proteins and novel proteins • Collaborations and licensing agreements to enhance existing pipeline For illustrative purposes Grifols’ Current Plasma Economics Gross margin

- 7 - Biotest AG Investment Biotest: A Transformational Investment Unique opportunity to launch two new plasma proteins in the short-term, significantly improving revenue per liter and margins Significant revenue and cost synergies leading to a highly accretive investment with incremental EBITDA of €300m+ in 2024 and €600m+ in 2026 Integrate and accelerate an attractive pipeline of innovative plasma-derived therapies with exceptional potential growth and profit from 2023 onwards A more balanced global footprint by expanding operations (+26 plasma centers) and revenues in EMEA, while broadening Biotest products’ footprint in the U.S.

- 8 - Biotest AG Investment Biotest Delivers +16% Strong Revenue Growth in 2020 and a Solid Upward EBITDA Trend 75 92 100 108 19.7% 22.9% 23.9% 22.3% 0,00% 5,00% 10,00% 15,00% 20,00% 25,00% 30,00% 0 20 40 60 80 100 120 2017A 2018A 2019A 2020A Revenue Trend (in EUR million) Adjusted EBITDA1 and Margin 378 400 419 484 2017A 2018A 2019A 2020A Source: Company data 1 EBITDA Adjusted excludes Biotest Next Level Project costs (production and R&D) Company Overview • Founded in 1946. Headquartered in Dreieich, Germany. 10 Affiliates • Manufacturing sites 1 production plant (up to ~1.5 m/L plasma) 1 production plant in commissioning (Biotest Next Level Project, ~1.5 m/L plasma) • 26 plasma centers in Europe across Germany, Czech Republic and Hungary • Direct commercial presence in 10 countries. Marketed in 90+ countries • ~2,000 employees +3 m/L plasma production capacity

- 9 - Biotest AG Investment Complementary Business to Boost Performance • Founded in 1909 as a family business • Leading player in global plasma-derivatives industry with a solid track record in plasma sourcing • Proven ability to grow businesses both organically and through M&A • Plasma, manufacturing and commercial global footprint with large presence in the U.S. • Strong mid- and long-term pipeline Estimated Combined Financials in 2024 • Shared values and culture based on strong family footprint • Improved plasma economics and revenue per liter by leveraging on new, currently unused proteins and Grifols’ leading global plasma center network • Notable increase in revenues and profit margins starting in 2023 as new products are launched • Significant revenue and cost synergies in developing, producing and distributing plasma-derived therapies • Strengthened product pipeline development • Globally balanced plasma sourcing and revenue footprint • Leading industrial capacity with 20m/L+ by 2021 Revenues €7bn+ EBITDA €2bn+ EBITDA Mg >30% Leverage <3.5x + • Founded in 1946 as a family business, specialized on immunology and hematology • Highly experienced management • Strong presence in Europe • Broad plasma protein pipeline to be launched in the short- term • Limited plasma sourcing (non-U.S. plasma)

Biotest's Compelling Innovative Phase III Pipeline

Innovation + Plasma supply + Revenue footprint

Plasma protein	Indication	Therapeutic area	Phase	Expected market launch	Estimated market size
Fibrinogen	Congenital	Haematology	Phase III completed	2023/2024	**0.4-0.8Bn USD**
	Acquired		Phase III	2023/2024	
IgM	Severe Community-acquired Pneumonia (sCAP)	Infectious diseases	Phase III in preparation	2024	**1-2Bn USD**
Cytotect Pregnancy (CMVIG[1])	Prophylaxis of Cytomegalie-Virus (CMV) infection		Phase III	2024	<0.5Bn USD
SCIgG Next Generation	Primary Immunodeficiency (PID)	Immunology	Phase III in planning	2025	10Bn+ USD
IVIgG Next Generation	Primary Immunodeficiency (PID)		Phase III completed	2022	
	Idiopathic Thrombocytopenic Purpura (ITP)	Haematology	Phase III completed		

[1] *Cytomegalovirus Immunoglobulin*

Biotest AG Investment

- 10 -

GRIFOLS

Combined Pipeline: Minor Overlap Leads to Perfect Fit

Innovation + Plasma supply + Revenue footprint

	Discovery	Pre-Clinical	Phase 1	Phase 2	Phase 3	Phase 4 / Regulatory	LCM
Immunology	2 GRI programs 1 GIGA program	rSCIG Spike in PdIG with enriched libraries (PID)		SCIG/IVIG SIDs-CLL	IVIG-PEG IVIgG Next Gen - PID SCIgG Next Gen - PID	Xembify® Europe Xembify® Bi-weekly dose	Xembify® Prefilled syringes
Hepatology	2 GRI programs				Albumin 20% ACLF (APACHE) Albumin 5% Decompensated Cirrhosis (PRECIOSA)		FlexBag® US FlexBag® EUR
Pulmonology		Alpha-1 AT Non-cystic fibrosis bronchiectasis		Alpha-1 AT 15% (SC) AAT deficiency		Prolastin-C® EUR (SPARTA)	Prolastin® EU 4-5gr vials
Hematology	2 GRI programs	ATIII New indication Fibrinogen Acquired Deficiency			Fostamatinib*** AIHA indication Fibrinogen Congenital Deficiency and severe hypofibrinogen Fibrinogen Acquired IVIgG Next Gen - ITP		
Ophthalmology / Others	6 GRI programs 3 ALK programs 2 GIGA programs	GIGA 564 Anti-CTLA-4 Oncology		AKST4290 DR	Fibrin Sealant Biosurgery pediatric Use		
Infectious Diseases	4 GRI programs 2 GIGA programs	IgM Bacteremia HIV Antibody HIV** GIGA 2070 COVID-19	GIGA 2050 COVID-19		IgM sCAP Cytotec Pregnancy (CMV infection)		
Neurology	3 GRI programs 5 ALK programs			GRF6019 AD ABvac40 AD GRF6021 PD with Dementia AKST4290 PD			

Biotest project
Grifols project
Grifols project to be discontinued

Source: Company data

Biotest AG Investment

- 11 -

GRIFOLS

- 12 - Biotest AG Investment Fibrin Sealant AT-III Alpha 1 AT IgG FVIII Albumin Revenue Per Liter 0% 100% % of plasma utilization Plasma Economics and Revenue per Liter Boosted by Innovation and Commercial Efforts Plasma cost R&D and commercial expansion • Current portfolio focused on three key proteins: IgG, Albumin and Alpha-1 • Recent innovation efforts led to three successful product launches: Xembify®, Tavlesse® and VistasealTM • Leading commercial efforts to increase Alpha-1 diagnosis and accelerate its growth in the U.S. and Europe • R&D efforts focused on developing new indications for existing proteins and novel proteins • Collaborations and licensing agreements to enhance existing pipeline For illustrative purposes Grifols’ Current Plasma Economics Gross margin

- 13 - Biotest AG Investment Combined Portfolio to Enhance Plasma Economics Through 2 Novel Proteins • Stronger and broader commercial portfolio through addition of two breakthrough proteins, IgM and Fibrinogen • New proteins to be obtained from currently unused intermediate product • Targeting of several new indications • Wider Biotest commercial presence in the U.S. market by leveraging Grifols’ plasma and commercial capabilities • Reinforcement of our European innovation hub and commercial presence in EMEA 0% % of plasma utilization Plasma cost Increase in gross margin Fibrin Sealant IgM AT-III Fibrinogen Alpha 1 AT FVIII Albumin IgG Revenue Per Liter 100% R&D and commercial expansion Plasma supply Revenue footprint Innovation + + For illustrative purposes

Expanding and Diversifying Plasma Sourcing By Adding 26 European Plasma Centers

Innovation + **Plasma supply** + Revenue footprint



Collaborating with national health systems to help them achieve self-sufficiency and better serve patients
301
plasma centers
+43
+11
+25
+7
GC
Q4 2020
KEDRION
BIOPHARMA
Q2 2021
bpL
PLASMA
Q1 2021
81 plasma centers
Biotest
+26
plasma centers
+3mL
+1 fractionation site
Germany 47 +9
Czech Republic +6
Austria 1
Hungary 7 +11
41+
Through SRAAS
上海莱士
Plasma supply agreement
(Q1 2021)
20+ plasma centers
Enhancing Egypt's healthcare infrastructure with the construction of manufacturing installations and **20 plasma centers**

Combined:
380+ plasma centers

Biotest AG Investment

- 14 -

GRIFOLS

- 15 - Biotest AG Investment Increasing Revenue Footprint in EMEA U.S. 67% Europe 16% RoW 17% Europe 60% Middle East, Africa and France 23% Intercontinental 17% Operations in 100+ countries Subsidiaries in 30+ countries + Operations in 90+ countries Subsidiaries in 10 countries Plasma supply Revenue footprint Innovation + + Source: Company data

- 16 - Biotest AG Investment IgM 111 4 2021 7 Fibrinogen 2026 100 Cost per liter Combined gross margin Gross margin at present Enhanced Revenue Growth and Margin Expansion by Adding Two New Proteins Without Incremental Plasma Costs 45% >50% (Base 2021=100) Grifols’ Revenue per Liter

- 17 - Biotest AG Investment How Adding 2 New Proteins Impacts Revenues, COGS and Gross Margin Improved Plasma Economics Enhances Profitability 2025 2021 2022 2023 2024 2026 10% Gross Margin Revenue 6% COGS CAGR21-26 Organic growth & new proteins Organic growth only New proteins Boost gross margin Projected industry growth: mid-high-single digit (Base 2021=100) Case study for a player in the global plasma industry For illustrative purposes 8%

Revenue and Cost Synergies Resulting in a Highly Accretive Investment

Incremental EBITDA of more than €600m in 2026



2024
~€310m
109
65
138
2026
10
294
~€305m
Biotest EBITDA
OpEx synergies
New product contributions
OpEx synergies
New product contributions

IgM	Novel plasma protein with large market potential ($1-2bn) and no plasma competitors. High profit margins since it is derived from unused plasma fractions
Fibrinogen	First product with acquired indication focused on the U.S. market and strong potential in Europe ($0.4-0.8bn). High profit margins since it is derived from unused plasma fractions

OpEx synergies	**€65m** of cost savings starting from year 2 (2023) Additional **€10m** annual cost savings from 2026 onwards
R&D costs savings	**€200m+** in costs related to not further developing Grifols and Biotest's overlapped R&D projects – spread over ten years
CAPEX	One-time CAPEX savings of **€50** million by 2025 as Grifols will utilize some of Biotest's production capacity

Biotest AG Investment

- 18 -

GRIFOLS

- 19 - Biotest AG Investment €0.3bn €0.2bn €0.3bn Revenue and Cost Synergies Will Drive EBITDA to €2.8bn and Margin to 32%+ in 2026 0.2 €2.8bn 0.2 New product contributions and incremental OpEx synergies 2024 Grifols & Biotest organic contribution €1.7bn 2026 Contribution from latest plasma acquisitions Grifols LTM Jun-21 €2.2bn New product contributions, OpEx synergies, Biotest EBITDA €1.4bn Grifols & Biotest organic contribution 0.3 Grifols LTM Jun- 21 Underlying EBITDA 26.5% 30.4% 30.1% 32.1% COVID net impacts Grifols Stand-alone EBITDA LTM Jun-21 Projected Combined EBITDA by 2024 and 2026 - 19 - Margin Margin Margin Margin

Highly Committed to Achieving Rapid Deleveraging

Net Debt / EBITDA



Net Debt / EBITDA
Net Debt / Underlying EBITDA(1)
4.9x
4.0x
A
4.3x
3.5x
B
5.4x
4.4x
C
<4.0x
<3.5x
<3.5x
LTM Jun-21
GIC investment
LTM Jun-21 PF GIC inv.
Biotest acq. financing
LTM Jun-21 PF GIC inv. & Biotest acq. financing
Deleverage path
2023E (2)
2024E (2)

Note: Leverage metrics presented on a pre-IFRS16 basis. IFRS16 impact on Grifols EBITDA assumed to remain at 2020A level of €63m throughout the forecast period. IFRS16 impact on Biotest EBITDA assumed to remain at LTM Jun-21 level of €5m throughout the forecast period. Grifols IFRS16 lease liabilities assumed to remain at Jun-21 level of €783m throughout the forecast period.

1) *Covid adjustments of €169m for LTM Jun-21 and €145m for 2023E; run-rate adjustments of €140m for LTM Jun-21 relating to acquisitions of new plasma centers throughout FY20 and FY21 by Grifols.*
2) *Leverage metrics computed on EBITDA values combining Grifols and Biotest EBITDAs as well as estimated synergies.*

A
- Proceeds from GIC investment used to repay existing debt
- GIC investment materially strengthens Grifols' liquidity levels
- Expected closing in Q4 2021

B
- €2 billion unsecured bridge financing commitment provided by BofA Securities
- Grifols plans to explore its financing options for unsecured debt

C
- Grifols is highly confident about achieving this deleveraging profile using all its available tools, as necessary
- Grifols does not expect to pursue any meaningful M&A or cash dividends until leverage is below 4x
- Strong track record of deleveraging post acquisitions

Biotest AG Investment

- 20 -

GRIFOLS

- 21 - Biotest AG Investment Transaction Highlights • The transaction values Biotest’s Equity at ~€1.6 billion and Enterprise Value at ~€2 billion • Grifols offers c.€800 million for the c.90% of Biotest ordinary shares and c.1% of Biotest preferred shares, plus €310 million loan • The offer includes c.23% premium to the 30-day price (VWAP) for Biotest's ordinary shares • Upon completion, Grifols will indirectly own ~90% of total share capital by voting rights and ~45% by economic rights • Grifols launches a tender offer for Biotest’s remaining ordinary and preferred shares for cash

- 22 - Biotest AG Investment Grifols and Biotest Marking a New Milestone While Shaping the Plasma Industry Significant value creation opportunity Incremental EBITDA of €300m in 2024 and €600m in 2026 Revenues €7bn+ EBITDA €2bn+ Leverage <3.5x EBITDA Mg >30% €0.6bn Grifols LTM Jun-21 Underlying EBITDA €0.5bn New product contributions, OpEx synergies, Biotest EBITDA Grifols & Biotest organic contribution 2026 €1.7bn €2.8bn EBITDA Estimated Combined Financials in 2024

Biotest AG Investment “The right to live in society entails the duty to work to improve it” Josep Antoni Grífols i Roig, Founder Advancing towards increasing global plasma-derived therapies availability, while introducing novel plasma therapies to meet new patients’ needs around the world

Investor Relations & Sustainability +34 93 571 02 21 inversores@grifols.com sostenibilidad@grifols.com investors@grifols.com sustainability@grifols.com